Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name & Address of Company

Eurasian Minerals Inc. (the “Company”)
Suite 501 - 543 Granville Street
Vancouver, British Columbia
V6C 1X8

Item 2.	Date of Material Change

June 20, 2013

Item 3.	News Release

A press release dated June 20, 2013 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwire via Canadian Timely Disclosure.

Item 4.	Summary of Material Change

The Company announced the execution of an Option Agreement to sell the Akarca property in northwest Turkey for a combination of cash payments, gold bullion, work commitments, and a royalty interest. The Agreement gives Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company, the option to acquire EMX’s 100% owned subsidiary, AES Madencilik A.S., a Turkish corporation that controls the Akarca property.

The Company also announced the appointment of Mr. Larry Okada to EMX’s Board of Directors. Mr. Okada is a Chartered Accountant in British Columbia and Alberta, as well as a Certified Public Accountant in Washington State. He has been in public practice with Deloitte’s, his own firm, and PricewaterhouseCoopers LLP for over 35 years. For more than 30 years, the majority of Mr. Okada’s clients have been public mining companies listed on the TSX Venture Exchange. He is currently the CFO of BCGold Corp., interim CFO for Africo Resources Ltd. and sits on one committee with the Institute of Chartered Accountants of British Columbia. As an independent director, Mr. Okada’s extensive experience in accounting, finance, and corporate governance will further strengthen the Company’s Board of Directors in these key areas.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of Material Change

Please refer to the press release of the Company disseminated on June 20, 2013 attached hereto.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Valerie Barlow, Corporate Secretary
Phone: 604-688-6390
Email: valerie@eurasianminerals.com

Item 9.	Date of Report

June 20, 2013

NEWS RELEASE

Eurasian Minerals Announces Option Agreement to Sell the Akarca Gold-Silver Property

Vancouver, British Columbia, June 20, 2013 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the execution of an Option Agreement (the "Agreement") to sell the Akarca property in northwest Turkey for a combination of cash payments, gold bullion, work commitments, and a royalty interest. The Agreement gives Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company, the option to acquire EMX’s 100% owned subsidiary, AES Madencilik A.S. ("AES Turkey"), a Turkish corporation that controls the Akarca property. EMX looks forward to working with Çolakoglu to further advance the Akarca project towards resource delineation while exploring for new discoveries on the property.

Commercial Terms Overview. The Agreement requires Çolakoglu to make an up-front payment of US $250,000. In order to exercise the option, Colakoglu must drill at least 5,000 meters by the end of the first year, and must make a US $500,000 payment on exercise of the option. The option cannot be exercised until 18 months after the signing of the Agreement. Thereafter, subject to a right to terminate the Agreement and return the shares of AES Turkey to the Company, Colakoglu must make additional cash payments totaling US $4,250,000 over a period of three years after exercise of the option, must drill a cumulative 20,000 meters over a period of four years after the Agreement date, and must produce a NI 43-101 compliant feasibility study after the sixth year. In addition, Colakoglu must deliver 8,000 troy ounces of gold to an EMX subsidiary by the first anniversary of commercial production from a mine on the project, and must make bonus payments to the EMX subsidiary based on cumulative life of project reserves as follows: once reserves are more than 1.35 million troy ounces of gold, deliver 3,500 troy ounces of gold; once reserves are more than 1.7 million troy ounces of gold, deliver an additional 3,500 troy ounces of gold; and once reserves are more than 2 million troy ounces of gold, deliver an additional 3,000 troy ounces of gold. In addition to the cumulative US $5,000,000 cash payments and gold payments of up to 18,000 ounces, the Company will receive a 3.5% Net Smelter Return (NSR) royalty on any production from the property. This royalty is uncapped, cannot be bought down, and none of the pre-production cash or bullion payments count as advanced royalty payments.

Akarca Property Overview. The Akarca project consists of six separate epithermal gold-silver mineralized zones occurring within a district-scale area. Gold and silver mineralization occurs as both structurally focused vein-style, as well as disseminated-style mineralization in silicified zones. Recent drill results at the Sarikaya Tepe prospect included an intercept of 36.4 meters averaging 5.67 g/t gold and 53.31 g/t silver, with a sub-interval of 2.15 meters averaging 89.34 g/t gold and 835.16 g/t silver of oxide mineralization (true widths interpreted as 60-75% of reported interval length) (see Company news release dated January 18, 2013). Overall, EMX's latest drilling extended the strike length of the targeted prospects, confirmed continuity of the mineralized zones, and intersected the highest grade gold-silver mineralization encountered so far on the property.

EMX and the Prospect Generation Business Model. The Akarca property is an excellent example of EMX’s execution of the prospect generation business model. EMX’s in-country exploration expertise in Turkey led to the grassroots discovery of gold-silver mineralization at Akarca in 2006. Follow-up work and exploration successes by EMX led to a joint venture with a subsidiary of Centerra Gold Inc. ("Centerra") in 2009, with Centerra subsequently earning an initial 50% interest in Akarca as a result of investing over US $5 million in drilling, geological mapping, geochemical sampling, and geophysical surveys. EMX negotiated to regain 100% control of the property later in 2012 (see Company news release dated October 30, 2012). Centerra’s exploration expenditures materially advanced the project through drill testing of a number of the prospects and completion of an updated NI 43-101 technical report.

To date, 88 drill holes totaling over 11,000 meters, 3,100 rock and 3,300 soil geochemical samples, 74 line-kilometers of IP-resistivity surveys, and a property-wide gravity survey have been completed. Less than 20% of the 14,000 meters of vein target strike length as currently defined by mapping and IP-resistivity anomalies have been drill tested to date, with additional gold-silver zones continuing to be discovered. The positive results from these exploration programs set the stage for the deal with Çolakoglu.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Other EMX News. The Company is also pleased to announce the appointment of Mr. Larry Okada to EMX’s Board of Directors. Mr. Okada is a Chartered Accountant in British Columbia and Alberta, as well as a Certified Public Accountant in Washington State. He has been in public practice with Deloitte’s, his own firm, and PricewaterhouseCoopers LLP for over 35 years. For more than 30 years, the majority of Mr. Okada’s clients have been public mining companies listed on the TSX Venture Exchange. He is currently the CFO of BCGold Corp., interim CFO for Africo Resources Ltd. and sits on one committee with the Institute of Chartered Accountants of British Columbia. As an independent director, Mr. Okada’s extensive experience in accounting, finance, and corporate governance will further strengthen the Company’s Board of Directors in these key areas.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: Dave@EurasianMinerals.com	Email: Valerie@EurasianMinerals.com
Website: www.EurasianMinerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the three-month period ended March 31, 2013 (the “MD&A”) and most recently filed Annual Information Form for the year ended period ended December 31, 2012 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com